Exhibit 23.2



The Board of Directors
Sheffield Medical Technologies Inc.:


We consent to incorporation by reference in the Registration Statement (Form S-3 No. 33-95732, Form S-8 No. 33-95262 and Form S- 8 No.333-14867) of Sheffield
Medical Technologies Inc. of our report dated February 11, 1994, relating to the consolidated financial statement of Sheffield Medical Technologies Inc. and subsidiary included in the Annual Report (Form 10-KSB) for the year ended December 31, 1996.

Our report dated February 11, 1994, contains an explanatory paragraph that states that the Company's recurring losses and net deficit position raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ KPMG Peat Marwick LLP
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    KPMG Peat Marwick LLP

Houston, Texas
March 25, 1997